November 20, 2019
Cushing Mutual Funds Trust
300 Crescent Court, Suite 1700
Dallas, Texas 75201

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the temporary fee waiver by Cushing Asset Management, LP (the “Adviser”) with respect to the advisory fees received in connection with the management of the Global Clean Equity Fund (the “Fund”), a series of Cushing Mutual Funds Trust (the “Trust”).

The Trust and the Adviser have entered into an Addendum to the Investment Management Agreement between the Trust and the Adviser, effective with respect to the Fund as of November 20, 2019 (the “Management Agreement”). Pursuant to the Management Agreement, the Fund pays to the Adviser a fee, payable at the end of each calendar month, at an annual rate equal to the average daily value of the Fund’s Managed Assets (as defined in the Management Agreement) during such month (the “Advisory Fee”) in the amount set forth in Appendix A, hereto.

1.    Advisory Fee Waiver. The Adviser has agreed to waive temporarily a portion of the Advisory Fee payable to the Adviser so the Fund’s operating expenses (including the management fee, but exclusive of any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed the applicable amount set forth in Appendix A hereto (the “Expense Limitation”) for the Fund’s Class I Shares.

2.    Expenses Reimbursement. In addition to any Advisory Fee waivers, the Adviser may, in its discretion, reimburse the Fund for certain Fund operating expenses so that the Expense Limitation is not exceeded.

3.    Recoupment. Amounts waived or reimbursed by the Adviser are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the date such portion of the Advisory Fee has been waived or such expenses were reimbursed) if such recoupment can be achieved without exceeding the Expense Limitation in effect at the time of waiver or recoupment.

4.    Term and Termination. This Agreement shall continue for an initial term ending March 31, 2021. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

5.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

300 Crescent Court, Suite 1700, Dallas, TX 75201 (214) 692-6334 (phone) • 214 219-2353 (fax) www.cushingasset.com•info@cushingasset.com

Very truly yours,

CUSHING ASSET MANAGEMENT, LP

By: /s/ Jerry V. Swank
Name:    Jerry V. Swank
Title:    Managing Partner

300 Crescent Court, Suite 1700, Dallas, TX 75201 (214) 692-6334 (phone) • 214 219-2353 (fax) www.cushingasset.com•info@cushingasset.com

Appendix A

Fund                        Annual Management Fee    Expense Limitation

Global Clean Equity Fund (Class A)            0.85%                1.40%
Global Clean Equity Fund (Class I)            0.85%                1.15%

300 Crescent Court, Suite 1700, Dallas, TX 75201 (214) 692-6334 (phone) • 214 219-2353 (fax) www.cushingasset.com•info@cushingasset.com